Exhibit 99.1

Luxoft Reports Results for Third Quarter Fiscal 2019

LONDON, February 13, 2019 - Luxoft Holding, Inc (NYSE:LXFT), a global IT service provider, today announced results for the three months ended December 31, 2018.

Highlights — Three months ended December 31, 2018

•Revenue of $230.4 million, down 2.6% year-over-year and up 0.9% sequentially

•Net income of $10.8 million, compared to $20.6 million in the year-ago quarter and diluted EPS of $0.32, compared to $0.60 in the year-ago quarter

•Adjusted EBITDA of $32.6 million and adjusted EBITDA margin of 14.1%, compared to $40.0 million and 16.9% in the year-ago quarter

•Non-GAAP diluted EPS of $0.61, compared to $0.89 in the year-ago quarter

•As of December 31, 2018, total number of employees was 12,716; Annual revenue per billable engineer was $83,923, down 1.7% from the prior year.

Note: Reconciliations of non-GAAP to GAAP measures are included at the end of the release.

"First off, I'd like to express my excitement about the proposed acquisition of Luxoft by DXC Technology," said Dmitry Loschinin, Luxoft’s CEO and President. "The Luxoft board is committed to maximizing shareholder value, and we believe that this acquisition is a win-win for both DXC's and Luxoft's customers, employees, and stakeholders. Our shared vision of digital transformation makes this strategic combination a great fit. DXC's strong reputation will enable us to cross-sell our offerings across a much larger client portfolio, while DXC will gain a stronger competitive edge in the execution of end-to-end digital projects."

"While we undergo the regulatory review processes, Luxoft remains an independent company focused on continued diversification and growth. We are advancing our transformation and executing the strategy we've laid out in past quarters. Our third-quarter results demonstrate our progress on these initiatives, with results largely in line with our guidance. Growth in Financial Services ex-Top 2 is healthy, and our Automotive solutions continue to drive demand with over 50% Y/Y growth this quarter. We remain focused on digital transformation, investing in new solutions and advancing our competitive position to meet the growing needs of our clients."

Third Quarter Key Operating Highlights

•	Revenue generated in APAC and Europe grew 28.7% and 7.2% year over year, respectively.

•
Expanding global presence and growth outside of Financial Services is meaningfully reducing client concentration. Revenue by line of business was 50.5% Financial Services, 24.8% Digital Enterprise and 24.7% Automotive.

Top Two1 accounts amounted to 24.9% of revenue, representing a 9.5 percentage-point decrease over the prior year.

•	Top Five accounts amounted to 39.0% of revenue, an annual 7.0 percentage-point decrease, and Top Ten accounts amounted to 50.9% of revenue, a 6.3 percentage point decrease.

1 Top Two accounts are UBS and Deutsche Bank and are included in our Financial Services line of business.

2019 Guidance & Conference Call

As announced on January 7, 2019, DXC Technology and Luxoft entered into a definitive agreement whereby DXC will acquire Luxoft for $59 per share in cash.

In light of the pending acquisition, Luxoft will not be providing further updates to its financial guidance or conducting a conference call.

About Luxoft

Luxoft (NYSE: LXFT) is a global technology services and consulting partner that provides bespoke technology solutions to customers in 22 countries across five continents. Founded in 2000, Luxoft combines engineering excellence with deep industry expertise to deliver and implement technology solutions that drive business change. Through a combination of strategy, consulting and engineering services, Luxoft's global teams use technology to enable business transformation, enhance customer experiences and boost operational efficiency. With over 280 active clients, Luxoft specializes in automotive, financial services, healthcare, life sciences, telecommunications and other industries. For more information, please visit www.luxoft.com and follow us on Twitter and LinkedIn.

Investor Inquires	Media Inquiries
Tracy Krumme	Robert Maccabe
Vice President, Investor Relations	Director, Public Relations
212-964-9900 ext. 2460	+44 (0)20 3828 2346
IR@luxoft.com	Press@luxoft.com
Twitter: @Luxoft

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income and non-GAAP diluted Earnings per share (EPS). EBITDA is calculated as earnings before interest, tax, depreciation and amortization, where interest includes unwinding of the discount for contingent liabilities. Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of purchased intangible assets and impairment thereof and other acquisitions related costs that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares.

We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non-GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs.

We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements

In addition to historical information, this release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict", potential," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenue from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading "Risk Factors" in the Annual Report on Form 20-F for the year ended March 31, 2018 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share amounts)

	As of December 31, 2018	As of March 31, 2018
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$107,395	$104,357
Restricted cash, current	1,896	70
Trade accounts receivable, net of allowance for doubtful accounts of $1,652 at December 31, 2018 and $1,232 at March 31, 2018	177,068	186,991
Unbilled revenue	34,096	33,310
Work-in-progress	6,475	3,734
Due from related parties	4,290	1,272
VAT and other taxes receivable	3,423	4,082
Advances issued	1,683	1,777
Other current assets	7,496	8,041
Total current assets	$343,822	$343,634
Non-current assets
Restricted cash, non-current	1,680	2,775
Deferred tax assets	6,029	4,349
Property and equipment, net	50,924	52,739
Intangible assets, net	99,249	106,368
Goodwill	102,228	88,908
Other non-current assets	5,344	5,047
Total non-current assets	265,454	260,186
Total assets	609,276	603,820
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	5,392	856
Accounts payable	11,327	25,964
Accrued liabilities	36,747	49,593
Deferred revenue	3,303	4,105
Due to related parties	14	14
Taxes payable	25,677	22,916
Payable on derivative financial instruments	1,222	776
Payable for acquisitions, current	4,903	6,415
Other current liabilities	2,466	2,302
Total current liabilities	$91,051	$112,941
Deferred tax liability, non-current	7,787	10,830
Payable for acquisitions, non-current	2,658	2,895
Other non current liabilities	5,742	7,205
Total liabilities	$107,238	$133,871
Shareholders’ equity
Share capital (80,000,000 shares authorized; 33,743,430 issued and outstanding with no par value as at December 31, 2018, and 80,000,000 shares authorized; 34,063,981 issued and outstanding with no par value as at March 31, 2018)	—	—
Additional paid-in capital	156,747	155,456
Common stock held in treasury, at cost (106,469 shares as of December 31, 2018; 61,874 shares as of March 31, 2018)	(4,920)	(3,424)
Retained earnings	355,706	320,521
Accumulated other comprehensive loss	(5,527)	(2,636)
Total shareholders’ equity attributable to the Group	$502,006	$469,917
Non-controlling interest	32	32
Total equity	$502,038	$469,949
Total liabilities and equity	$609,276	$603,820

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US dollars, except share and per share amounts)

	For the three months ended December 31,		For the nine months ended December 31,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Sales of services	$230,355	$236,613	$671,556	$673,885
Operating expenses
Cost of services (exclusive of depreciation and amortization)	140,886	144,332	418,884	419,236
Selling, general and administrative expenses	63,683	63,485	180,256	179,747
Depreciation and amortization	11,035	11,050	32,774	31,695
Gain from revaluation of contingent liability	(82)	(3,930)	(227)	(6,020)
Operating income	14,833	21,676	39,869	49,227
Other income and expenses			0
Interest income/ (loss), net	58	17	(53)	76
Unwinding of discount for contingent liability, income/ (loss)	(82)	(588)	(181)	(1,286)
Other income, net	334	934	1,465	1,880
Gain from derivative financial instruments	461	57	1,782	146
Net foreign exchange gain/ (loss)	(1,681)	177	(5,971)	1,301
Income before income taxes	13,923	22,273	36,911	51,344
Income tax expense	(3,154)	(1,723)	(7,033)	(6,037)
Net income	$10,769	$20,550	$29,878	$45,307
Net income attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$10,769	$20,550	$29,878	$45,307
Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$0.32	$0.61	$0.89	$1.35
Weighted average ordinary shares outstanding	33,621,614	33,756,866	33,751,591	33,611,350
Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$0.32	$0.60	$0.88	$1.32
Diluted weighted average ordinary shares outstanding	33,935,924	34,102,625	34,002,695	34,254,345

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of US dollars)

	For the three months ended December 31,		For the nine months ended December 31,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Net income	$10,769	$20,550	$29,878	$45,307
Other comprehensive income (loss), net of tax
Gains/(losses) from derivative instruments, net of tax effect of $36 and $3; $(121) and $(120)	(899)	(28)	256	(681)
Translation adjustments with no tax effects	(1,081)	314	(3,147)	1,679
Total other comprehensive income/ (loss)	(1,980)	286	(2,891)	998
Comprehensive income	$8,789	$20,836	$26,987	$46,305
Comprehensive income attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	$8,789	$20,836	$26,987	$46,305

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
(In thousands of US dollars)

	For the nine months ended December 31,
	2018	2017
	(Unaudited)
Operating activities
Net income	$29,878	$45,307
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,774	31,695
Deferred tax benefit	(945)	(3,449)
Gain from derivative financial instruments	(1,782)	(146)
Net foreign exchange (gain)/ loss	5,971	(1,301)
Provision for doubtful accounts	660	827
Gain from revaluation of contingent liability	(227)	(6,020)
Unwinding of discount for contingent liability, loss	181	1,286
Share-based compensation	19,411	22,940
Other	169	—
Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	5,284	(36,581)
Work-in-progress	(3,185)	(1,436)
Due to and from related parties	(3,083)	45
Accounts payable and accrued liabilities	(21,646)	(21,807)
Deferred revenue	(667)	(31)
Changes in other assets and liabilities	8,416	1,564
Net cash provided by operating activities	71,209	32,893
Investing activities
Purchases of property and equipment	(17,476)	(17,348)
Purchases of intangible assets	(2,542)	(3,395)
Acquisitions, net of cash acquired	(19,590)	(32,685)
Net cash used in investing activities	(39,608)	(53,428)
Financing activities
Proceeds from/ Net repayment of short-term borrowings	4,113	(1,127)
Acquisition of business, deferred consideration	(3,603)	(12,945)
Repayment of capital lease obligations	(1,842)	(132)
Repurchases of common stock	(21,482)	(3,361)
Net cash used in financing activities	(22,814)	(17,565)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(5,018)	(623)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	3,769	(38,723)
Cash, cash equivalents and restricted cash at beginning of period	107,202	114,957
Cash, cash equivalents and restricted cash at end of period	$110,971	$76,234

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets:

	As of
	December 31, 2018	March 31, 2018
	(Unaudited)
Cash and cash equivalents	$107,395	$104,357
Restricted cash, current	1,896	70
Restricted cash, non-current	1,680	2,775
Total restricted cash	3,576	2,845
Total cash, cash equivalents and restricted cash	$110,971	$107,202

Luxoft Holding, Inc
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)
(In thousands of US dollars, except per share amounts and percentages)

	For the three months ended December 31,				For the nine months ended December 31,
	2018	2018		2018	2018	2018		2018
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	14,833	11,443	(a)	26,276	39,869	34,454	(a)	74,323
Operating margin	6.4%	5.0%		11.4%	5.9%	5.1%		11.0%
Net income	10,769	9,876	(b)	20,645	29,878	30,392	(b)	60,270
Diluted earnings per share	$0.32	—		$0.61	$0.88	—		$1.77

	For the three months ended December 31,				For the nine months ended December 31,
	2017	2017		2017	2017	2017		2017
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	21,676	10,849	(a)	32,525	49,227	33,468	(a)	82,695
Operating margin	9.2%	4.5%		13.7%	7.3%	5.0%		12.3%
Net income	20,550	9,921	(b)	30,471	45,307	30,320	(b)	75,627
Diluted earnings per share	$0.60	—		$0.89	$1.32	—		$2.21

Luxoft Holding, Inc
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)
(In thousands of US dollars, except per share amounts and percentages)

	For the three months ended December 31,		For the nine months ended December 31,
(a)	2018	2017	2018	2017
Adjustments to GAAP operating income
Stock-based compensation expense	$5,203	$8,703	$19,411	$22,940
Amortization of purchased intangible assets	3,843	4,711	11,377	12,741
Gain from revaluation of contingent liability	(82)	(3,930)	(227)	(6,020)
Acquisition related costs	2,479	1,365	3,893	3,807
Total Adjustments to GAAP income from operations:	$11,443	$10,849	$34,454	$33,468

	For the three months ended December 31,		For the nine months ended December 31,
(b)	2018	2017	2018	2017
Adjustments to GAAP net income
Stock-based compensation expense	$5,203	$8,703	$19,411	$22,940
Amortization of purchased intangible assets	3,843	4,711	11,377	12,741
Gain from revaluation of contingent liability and unwinding of discount for contingent liability	—	(3,342)	(46)	(4,734)
Acquisition related costs	2,479	1,365	3,893	3,807
Tax effect of the adjustments	(1,649)	(1,516)	(4,243)	(4,434)
Total Adjustments to GAAP net income :	$9,876	$9,921	$30,392	$30,320

	For the three months ended December 31,		For the nine months ended December 31,
	2018	2017	2018	2017
Net income	$10,769	$20,550	$29,878	$45,307
Adjusted for:
Interest (income)/ loss	(58)	(17)	53	(76)
Unwinding of discount for contingent liability, (income)/ loss	82	588	181	1,286
Income tax	3,154	1,723	7,033	6,037
Depreciation and Amortization	11,035	11,050	32,774	31,695
EBITDA	$24,982	$33,894	$69,919	$84,249
Adjusted for
Stock based compensation	5,203	8,703	19,411	22,940
Gain from revaluation of contingent liability	(82)	(3,930)	(227)	(6,020)
Acquisition related costs	2,479	1,365	3,893	3,807
Adjusted EBITDA	$32,582	$40,032	$92,996	$104,976

Luxoft Holding, Inc
Schedule of supplemental information
(Unaudited)
(In thousands; except percentages)

	Revenue for the three months ended December 31,				Revenue for the nine months ended December 31,
	2018		2017		2018		2017
Client location	Amount	% of sales	Amount	% of sales	Amount	% of sales	Amount	% of sales
North America	$73,452	31.9%	$78,609	33.2%	$214,238	31.9%	$237,270	35.2%
Europe (excl. U.K.)	83,139	36.1%	77,526	32.8%	235,789	35.1%	211,060	31.3%
U.K.	38,394	16.7%	52,446	22.2%	129,249	19.2%	152,739	22.7%
APAC	16,032	7.0%	12,456	5.3%	45,770	6.8%	29,483	4.4%
Russia	16,604	7.2%	13,159	5.6%	38,303	5.7%	38,593	5.7%
Other	2,734	1.1%	2,417	0.9%	8,207	1.3%	4,740	0.7%
Total	$230,355	100.0%	$236,613	100.0%	$671,556	100.0%	$673,885	100.0%

	Revenue for the three months ended December 31,				Revenue for the nine months ended December 31,
	2018		2017		2018		2017
Line of Business	Amount	% of sales	Amount	% of sales	Amount	% of sales	Amount	% of sales
Financial Services	$116,275	50.5%	$138,119	58.4%	$359,748	53.6%	$380,763	56.5%
Digital Enterprise	57,283	24.8%	62,039	26.2%	160,767	23.9%	181,315	26.9%
Automotive	56,797	24.7%	36,455	15.4%	151,041	22.5%	111,807	16.6%
Total	$230,355	100.0%	$236,613	100.0%	$671,556	100.0%	$673,885	100.0%